[Letterhead of Vinson & Elkins LLP]

April 13, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lone Pine Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 8, 2011
File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the supplemental response of the Registrant to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated March 30, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  This letter supplements our letter dated April 8, 2011, on behalf of the Registrant, which set forth the response of the Registrant to the Comment Letter (the “Response Letter”).

In connection with the filing of the Response Letter, the Registrant filed through EDGAR and separately forwarded courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  A copy of each of the Response Letter and this letter has been furnished through EDGAR as correspondence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd.

Following up on the Registrant’s call with Messrs. Schwall, Murphy, and Brown on Monday, April 11, 2011, the Registrant would like to thank the Staff for taking the time to discuss with the Registrant the Registrant’s response to comment 10 as set forth in the Response Letter.  The Registrant reaffirms its response to comment 10 as set forth in the

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Response Letter.  Further, the Registrant and Vinson & Elkins LLP strongly believe that Item 1206(d) of Regulation S-K, which codified Item 7 of Industry Guide 2 under which the SEC previously permitted the disclosure of drilling locations that were unrelated to proved reserves or reserves not disclosed in the registration statement, does not prohibit the Registrant from disclosing drilling locations.  However, the Registrant would like to resolve this comment as soon as possible.  Accordingly, the Registrant has revised the disclosure contained in Amendment No. 3 to delete the references in the tables to “other identified drilling locations” and to revise its disclosure relating to its drilling locations as set forth on the attached changed pages.

The Registrant would be happy to discuss this supplemental response and the attached changed pages with the Staff.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden